Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5946 kterrero@sidley.com

May 9, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C .20549

Attention: Ruairi Regan and Brigitte Lippmann

Re:	Blue Ocean Acquisition Corp Preliminary Proxy Statement on Schedule 14A Filed April 26, 2024 File No. 001-41112

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Blue Ocean Acquisition Corp (the “Company”), in response to a comment letter (the “Comment Letter”) addressed to the Company, dated May 7, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement, filed on April 26, 2024 (the “Preliminary Proxy Statement”).

Set forth below is the Company’s response to the Comment Letter. For ease of reference, the comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company.

The Company respectfully requests that the Staff review the filed correspondence in advance of the Company filing its Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).

Preliminary Proxy Statement on Schedule 14A filed April 26, 2024

General

1.	COMMENT: We note your response to prior comment 1. However, you have not yet filed a Form F-4 related to the transaction and you state in your Form 8-K filed on June 6, 2023 that the merger may be terminated by either the company or TNL if the merger has not occurred by June 7, 2024. Therefore, please provide an update when you plan to file a Form F-4 and whether you plan to amend the merger agreement to extend the termination date.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has been working diligently with The News Lens Co., Ltd. (“TNL”) team on the Form F-4 for the proposed business combination. There is an advanced draft of the Form F-4, which TNL plans to confidentially submit with the Commission by the end of this month. In light of this timeframe, the Company, TNL, and TNL Mediagene (collectively the “Parties”) have verbally agreed in principal and are working on documenting an amendment to the Agreement and Plan of Merger, dated as of June 6, 2023, among the Parties (the “BCA”), to amend the conditions to the BCA which will extend the Termination Date (as defined in the BCA) from June 7, 2024 to December 7, 2024. Such amendment to the BCA will allow sufficient time for the Form F-4 to become effective and for the proposed business combination to be completed. The Company anticipates that the Parties will enter into the amendment to the BCA in the next few weeks, and the Company will make the requisite filings with the Commission related to the entry of the amendment in compliance with the Commission’s rules and regulations.

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Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

U.S. Securities and Exchange Commission

May 9, 2024

Should you wish to discuss the foregoing response at any time, please do not hesitate to contact Sonia Gupta Barros at (202) 736-8387 or at sbarros@sidley.com or me at (212) 839-5946 or at kterrero@sidley.com.

Very truly yours,

By:	/s/ Kenny S. Terrero
Kenny S. Terrero, Esq.

cc:	Richard Leggett – Blue Ocean Acquisition Corp.
Stuart D. Karle – Blue Ocean Acquisition Corp.
Sonia Gupta Barros – Sidley Austin LLP